Exhibit 12

Time Warner Cable Inc.

Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements

($ in millions)

	Year Ended December 31.
	2013	2012	2011	2010	2009
Earnings:
Net income before income taxes, discontinued operations and cumulative effect of accounting change	$3,039	$3,336	$2,462	$2,196	$1,912
Interest expense	1,555	1,614	1,524	1,397	1,324
Portion of rents representative of an interest factor	94	80	68	71	71
Amortization of capitalized interest	2	2	3	3	3
Preferred stock dividend requirements of majority-owned subsidiaries	—	—	—	—	—
Adjustment for partially-owned subsidiaries and 50%-owned companies	—	—	—	—	—
Distributions received less earnings of less than 50%-owned companies	—	16	109	132	70

Total earnings	$4,690	$5,048	$4,166	$3,799	$3,380

Fixed Charges:
Interest expense	$1,555	$1,614	$1,524	$1,397	$1,324
Portion of rents representative of an interest factor	94	80	68	71	71
Capitalized interest	—	4	—	—	1
Preferred stock dividend requirements of majority-owned subsidiaries	—	—	—	—	—
Adjustment for partially-owned subsidiaries and 50%-owned companies	—	—	—	—	—

Total fixed charges	$1,649	$1,698	$1,592	$1,468	$1,396

Pretax income necessary to cover preferred dividend requirements	—	—	—	—	—

Total combined	$1,649	$1,698	$1,592	$1,468	$1,396

Ratio of earnings to fixed charges	2.8x	3.0x	2.6x	2.6x	2.4x

Ratio of earnings to combined fixed charges and preferred dividend requirements	2.8x	3.0x	2.6x	2.6x	2.4x